FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are Management’s Discussion and Analysis of Financial Condition and Results of Operations and interim unaudited financial statements of DryShips Inc. (the “Company”) as of and for the period ended June 30, 2007.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3/A (Registration No. 333-133482) filed on May 3, 2006 and into the Company’s Registration Statement on Form F-3 (Registration No. 333-139204) filed on December 8, 2006.

Exhibit 1

MANAGEMENTS DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to “DryShips” or the “Company” or “we” shall include DryShips Inc. and its applicable subsidiaries. The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 12, 2007.

Results of Operations

For the six months ended June 30, 2007 compared to six months ended June 30, 2006

Voyage Revenues increased by $ 89.8 million, or 82.1%, to $ 199.2 million in the six months ended June 30, 2007, compared to $ 109.4 million for the six months ended June 30, 2006.  The increase is attributable to the increase in the average number of vessels operated from 27.7 during the six months ended June 30, 2006 to 32.4 during the six months ended June 30, 2007, the full operation of the 8 vessels we acquired during the period from April to December 2006 and the substantial increase in freight and hire rates over this period.

Voyage Expenses (including gains from sale of bunkers) increased by $ 5.2 million, or 73.2%, to $ 12.3 million for the six months ended June 30, 2007, compared to $ 7.1 million for the six months ended June 30, 2006. The increase is attributable to the increase in commissions due to increased voyage revenues.

Vessel Operating Expenses increased by $ 7.4 million, or 34.2%, to $ 29.0 million in the six months ended June 30, 2007 compared to $21.6 million for the six months ended June 30, 2006. The increase is attributable to the increase in the number of vessels operated from an average of 27.7 vessels for the six months ended June 30, 2006 to 32.4 vessels for six months ended June 30, 2007.

Depreciation and Amortization increased by $ 7.3 million, or 25.8%, to $ 35.6 million for the six months ended June 30, 2007, compared to $ 28.3 million for the six months ended June 30, 2006. The increase is due to the increase in number of vessels from an average of 27.7 for the six months ended June 30, 2006 to 32.4 for six months ended June 30, 2007 and a corresponding increase of calendar days from 5,005 in the first half of 2006 to 5,867 days in the first half of 2007.

Management Fees increased by $ 1.6 million, or 53.3%, to $ 4.6 million in the six months ended June 30, 2007 compared to $ 3.0 million in the six months ended June 30, 2006. The increase is due to the increase in number of vessels from an average of 27.7 for the six months ended June 30, 2006 to 32.4 for six months ended June 30, 2007 and a corresponding increase of calendar days from 5,005 in the first half of 2006 to 5,867 days in the first half of 2007.

Interest and Finance Cost increased by $ 10.3 million, or 72.2%, to $ 24.5 million for the six months ended June 30, 2007 compared to $ 14.2 million for the six months ended June 30, 2006. The increase primarily resulted from the increase in interest expenses due to the increased amount of average indebtedness outstanding during the six months ended June 30, 2007 compared to the six months ended June 30, 2006 and increased interest rates in 2007.

Interest Income increased by $ 1.5 million to $ 1.7 million for the six months ended June 30, 2007, compared to $ 0.2 million for the six months ended June 30, 2006, due to increased liquidity and interest rates in 2007.

Cash Flow

Our cash and cash equivalents increased to $ 33.5 million as of June 30, 2007, compared to $ 2.5 million as of December 31, 2006.  Working capital is current assets minus current liabilities, including the current portion of long-term debt.  Our working capital deficit was $ 44.5 million as of June 30, 2007 compared to $103.5 million as of December 31, 2006.  This decrease is mainly due to both: (i) increase in cash and cash equivalents generated from operations which resulted in the increase of current assets and (ii) the repayment of a loan due to our major shareholder of $ 25 million, which resulted in the decrease of current liabilities.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $ 71.1 million, or 154.6%, to $ 117.1 million for the six months ended June 30, 2007 compared to $ 46.0 million for the six months ended June 30, 2006. This increase is primarily due to the increased time charter rates during the six month period ended June 30, 2007 period and the enlargement of our fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $ 195.6 million for the six months ended June 30, 2007, consisting mainly of $ 441.9 million in payments representing the remaining 90% of the purchase price of the vessels Samsara and Primera, and the 100% of the purchase price of the vessels of vessels Marbella, Bargara, Brisbanne, Capitola, Menorca, Majorca, and Heinrich Oldendorff. An amount of $ 5.5 million representing the 10% of the purchase price of the vessel Clipper Gemini, as well as advances for the hulls under construction, are presented as advances for vessels’ acquisitions. We also received an amount of $ 252.1 million from the sale of nine vessels during the period.

Net cash used in investing activities was $ 73.0 million for the six months ended June 30, 2006 consisting of payments for the acquisitions of vessels Maganari and Hille Oldendorff.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $ 109.1 million for the six months ended June 30, 2007, consisting mainly of $ 344.3 million drawdown under short and long term facilities. This was partly off set by $218.4 million payment of short term and long term loan and $ 14.2 million of cash dividends paid to stockholders.

Net cash provided by financing activities was $ 38.4 million for the six months ended June 30, 2006, consisting mainly of $ 579.8 million drawdown under a new loan facility. This was partly off set by $ 528.3 million repayment of older loans and $ 12.1 million of cash dividends paid to stockholders.

Capitalization

On June 30, 2007, debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 56.9% and net debt (total debt less cash and cash equivalents) to total capitalization was 55.0%.

As of June 30, 2007, the Company had a total liquidity of approximately $60.2 million.

The following table sets forth our consolidated capitalization as of June 30, 2007:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) the aggregate payment of $7.1 million of dividends declared and paid in July 2007, (ii) the additional drawdown of $18.8 million for the vessels, Majorca, Heinrich Oldendorff and Ecola, (iii) the repayment of $18.8 million due to the sale of vessels Mostoles and Lanikai which were delivered to their new owners during July and August 2007 and (iv) the loan installment payment of $20.0 million paid in August 2007; and

•
on a further adjusted basis giving effect to our issuance and sale of up to 350,000 shares of common stock, which may be sold from time to time prior to December 31, 2007, at an assumed offering price of $75.37 per share, the last reported closing price of our common stock on September 11, 2007, net of issuance costs of $ 0.66 million.

	As of June 30, 2007
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt

Current portion of long-term debt	$81,938	$61,905	$61,905
Total long-term debt, net of current portion	730,507	730,507	730,507
Total debt	$812,445	$792,412	$792,412

Shareholders’ equity
Preferred stock, $0.01 par value; 30,000,000 shares
authorized, none issued	-	-	-
Common stock, $0.01 par value; 45,000,000 shares authorized,	-	-	-
35,490,097 shares issued and outstanding at June 30, 2007	355	355	359
Additional paid-in capital	327,446	327,446	353,162
Retained earnings	285,533	278,435	278,435
Total shareholders’ equity	613,334	606,236	631,956
Total capitalization	$1,425,779	$1,398,648	$1,424,368

(1)	There have been no significant adjustments to our capitalization since June 30, 2007, as so adjusted.
(2)	Assumes a sale price of $75.37 per share, which was the last reported closing price of our common stock on September 11, 2007.

Fleet Developments

Vessels Acquired and Delivered

On June 1, 2007, the Company took delivery of the MV Capitola, a 2001 built second-hand 74,832 dwt Panamax drybulk carrier, which it had agreed to acquire on April 11, 2007, for a purchase price $49.0 million

On June 7, 2007, the Company took delivery of the MV Menorca, a 1997 built second-hand 71,662 dwt Panamax drybulk carrier, which it had agreed to acquire on January 18, 2007, for a purchase price $41.0 million

On June 11, 2007, the Company took delivery of the MV Heinrich Oldendorff, a 2001 built second-hand 73,931 dwt Panamax drybulk carrier, which it had agreed to acquire on March 23, 2007, for a purchase price $49.0 million.

On June 11, 2007, the Company took delivery of the MV Majorca, a 2005 built second-hand 74,364 dwt Panamax drybulk carrier, which it had agreed to acquire on March 26, 2007, for a purchase price $53.5 million.

Vessels Sold and Delivered

On June 8, 2007, the MV Hille Oldendorff, a 2005 built 55,566 dwt Supramax drybulk carrier was delivered to her new owners for a sale price of $50.5 million. The Company realized a gain of $12.9 million that was recognized in the second quarter of 2007.

On June 12, 2007, the MV Alona, a 2002 built 48,640 dwt Handymax drybulk carrier was delivered to her new owners for a sale price of $39.5 million. The Company realized a gain of $7.3 million and that was recognized in the second quarter of 2007.

On July 3, 2007, the MV Mostoles, a 1981 built 75,395 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $13.3 million. The Company expects to realize a gain of $10.5 million to be recognized in the third quarter of 2007.

On July 27, 2007, the MV Lanikai, a 1988 built, 68,676 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $26.1 million. The Company expects to realize a gain of $9.1 million to be recognized in the third quarter of 2007.

Vessels Sold – To be delivered

On August 7, 2007 the Company entered into an agreement to sell the MV Formentera, a 1996 built, 70,015 dwt Panamax drybulk carrier for a consideration of $63.0 million with delivery to the new owners scheduled to take place during the fourth quarter of 2007.  The Company expects to realize a gain of approximately $31.0 million which will be recognized in the fourth quarter of 2007.

Vessel Acquisitions – To be delivered

On June 8, 2007, the Company agreed to acquire the MV Clipper Gemini, a 2003 built second-hand 51,201 dwt Supramax drybulk carrier, delivery of which is expected during the third quarter of 2007, for a purchase price of $50.2 million.

On July 13, 2007, the Company agreed to acquire the MV Athina Zafirakis, a 2002 built second-hand 74,204 dwt Panamax drybulk carrier, delivery of which is expected during the fourth quarter of 2007, for a purchase price of $67.2 million.

On July 26, 2007, the Company agreed to acquire the MV Nord Mercury, a 2004 built second-hand 76,500 dwt Panamax drybulk carrier, delivery of which is expected during the first quarter of 2008, for a purchase price of $69.5 million.

On August 6, 2007, the Company agreed to acquire the MV Shinyo Brilliance, a 2004 built second-hand 75,500 dwt Panamax drybulk carrier, delivery of which is expected during the fourth quarter of 2007, for a purchase price of $75.0 million.

On August 8, 2007, the Company agreed to acquire the MV VOC Galaxy, a 2002 built second-hand 51,201 dwt Supramax drybulk carrier, delivery of which is expected during the third quarter of 2007, for a purchase price of $55.5 million.

On August 15, 2007, the Company agreed to acquire MV Trans Atlantic, a 2001 built second-hand 74,823 dwt Panamax drybulk carrier, delivery of which is expected during the fourth quarter of 2007, for a purchase price of $71.0 million.

Hulls Acquisitions – To be delivered

On July 27, 2007 the Company concluded a memorandum of agreement for the acquisition of a 180,000 dwt Capesize drybulk carrier for a purchase price of $114.0 million.  The vessel is expected to be delivered during 2009.

On July 30, 2007 the Company concluded two memoranda of agreement for the acquisition of two 180,000 dwt Capesize drybulk carriers for a price of $105.5 million each.  The vessels are expected to be delivered in the last quarter of 2009 and the first quarter of 2010.

On July 31, 2007 the Company concluded two memoranda of agreement for the acquisition of two 82,000 dwt Kamsarmax drybulk carriers for a price of $ 54.25 million each. The vessels are expected to be delivered during 2010.

All of the above vessels are being acquired as re-sales from the sellers and delivery to Dryships shall be “back to back” with the delivery of the vessels to the sellers by the respective builder.

Financing activities

On February 13, 2007, the Company concluded a bridge facility of $43.4 million from HSH Nordbank in order to partly finance the acquisition cost of vessel Samsara (ex Cape Venture). The loan bears interest at LIBOR plus a margin and was repaid in one installment on May 29, 2007.

On April 5, 2007 the Company obtained a short term credit facility of $33.0 million from Elios to partially finance the acquisition cost of the vessel Primera (ex Sea Epoch). The loan was fully repaid on April 23, 2007.

On May 23, 2007 the Company amended its existing credit facility with HSH Nordbank in order to:

(a)	increase the amounts available under the existing credit facility by up to $181 million and
(b)	include a re-borrowing option for mandatory prepayment amounts of up to $ 200 million.

On May 23, 2007 the Company obtained a short term credit facility of $30.0 million from Elios, in addition to the amendment of the loan facility discussed above, to partially finance the acquisition cost of the vessels Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui), Ecola (ex Zella Oldendorff) and Majorca (ex Maria G.O.). The facility was fully repaid on June 15, 2007.

With the above amendments to the existing credit facility permanent financing has now been arranged for all of the announced acquisitions.  In addition, all of the bridge facilities with HSH Nordbank were repaid.

As of September 12, 2007, the Company had a total of $ 792.4 million in debt outstanding under its credit facility with HSH Nordbank.

Dividend Payment

In July 2007, DryShips declared and paid its ninth consecutive quarterly cash dividend of $0.20 per common share. Since the Company’s listing on the Nasdaq Global Market in February 2005, DryShips has paid total dividends of $1.80 per common share

As of September 12, 2007, the Company has a total of 35,490,097 shares of common stock outstanding.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Unaudited Condensed Consolidated Balance Sheets
December 31, 2006 and June 30, 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31, 2006	June 30, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,537	$33,466
Restricted cash (Note 8)	6,614	6,738
Accounts receivable trade	3,187	8,169
Insurance claims	671	6,237
Due from related parties (Note 2)	3,353	3,625
Inventories (Note 3)	2,571	2,754
Prepayments and advances	5,568	6,300
Fair value of above market acquired time charter (Note 6)	1,335	-
Financial instruments (Note 9)	39	-
Total current assets	25,875	67,289

FIXED ASSETS, NET:
Advances for vessels under construction and acquisitions (Note 5)	27,380	22,847
Vessels, net (Note 4)	1,084,924	1,338,256
Total fixed assets, net	1,112,304	1,361,103
OTHER NON CURRENT ASSETS:
Deferred charges, net (Note 7)	6,200	4,227
Restricted cash (Note 8)	20,000	20,000
Financial instruments (Note 9)	946	2,123
Other	2,848	1,768
Total assets	$1,168,173	$1,456,510

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$71,412	$81,118
Accounts payable	11,423	8,409
Due to related parties (Note 2)	25,086	-
Accrued liabilities	6,326	10,501
Deferred revenue	12,270	11,521
Financial instruments (Note 9)	2,625	-
Other current liabilities	202	230
Total current liabilities	129,344	111,779

NON CURRENT LIABILITIES:
Fair value of below market acquired time charter (Note 6)	-	3,454
Long term debt, net of current portion (Note 8)	587,330	727,534
Other	607	409
Total non current liabilities	587,937	731,397

COMMITMENTS AND CONTIGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued.	-	-
Common stock, $0.01 par value; 75,000,000 shares authorized; 35,490,097 shares issued and outstanding.	355	355
Additional paid-in capital	327,446	327,446
Retained earnings	123,091	285,533
Total stockholders’ equity	450,892	613,334
Total liabilities and stockholders’ equity	$1,168,173	$1,456,510

DRYSHIPS INC.

Unaudited Condensed Consolidated Statements of Income
For the six month period ended June 30, 2006 and 2007

(Expressed in thousands of U.S. Dollars – except for share and per share data)
Six Months Ended June 30,

	2006 - as restated (Note 10)	2007
REVENUES:
Voyage revenues	$109,356	199,171

EXPENSES:
Loss on forward freight agreements	12,863	-
Voyage expenses	7,692	11,461
Voyage expenses – related party (Note 2)	1,367	2,431
Gain on sale of bunkers, net	(2,003)	(1,635)
Vessel operating expenses	21,596	29,017
Depreciation	26,723	34,025
Amortization of deferred drydocking costs	1,551	1,572
Gain on sale of vessels	-	(84,283)
Management fees – related party (Note 2)	2,954	4,641
General and administrative expenses	788	1,979
General and administrative expenses – related party (Note 2)	1,216	1,916
Operating income	34,609	198,047

OTHER INCOME / (EXPENSES):
Interest and finance costs	(13,977)	(23,886)
Interest and finance costs – related party (Note 2)	(192)	(614)
Interest income	245	1,738
Other, net	(3,379)	1,353
Total other income/ (expenses), net	(17,303)	(21,409)

Net Income	$17,306	176,638

Earnings per common share, basic and diluted	$0.57	4.98

Weighted average number of common shares, basic and diluted	30,381,294	35,490,097

DRYSHIPS INC.
Unaudited Condensed Consolidated Statements of Stockholders’ Equity
For the six month period ended June 30, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Stock		Additional Paid-in Capital
	Comprehensive Income	# of Shares	Par Value		Retained
					Earnings	Total

BALANCE, December 31, 2005		30,350,000	$304	$264,600	$91,597	$356,501

- Net income	17,306	-	-	-	17,306	17,306
- Issuance of common stock		214,818	2	1,907		1,909
- Dividends declared ($ 0.60 per share)		-	-	-	(18,237)	(18,237)
- Comprehensive income	$17,306

BALANCE, June 30, 2006 - as restated (Note 10)		30,564,818	306	266,507	90,666	357,479

BALANCE, December 31, 2006		35,490,097	$355	$327,446	$123,091	450,892

- Net income	176,638	-	-	-	176,638	176,638
- Dividends declared ($ 0.40 per share)		-	-	-	(14,196)	(14,196)
Comprehensive income	$176,638

BALANCE, June 30, 2007		35,490,097	355	327,446	285,533	613,334

DRYSHIPS INC.
Unaudited Condensed Consolidated Statements of Cash Flows
For the six month period ended June 30, 2006 and 2007
(Expressed in thousands of U.S. Dollars)

	Six Months Ended June 30,
Cash Flows from Operating Activities:	2006	2007
Net income	$17,306	$176,638
Adjustments to reconcile net income to
Net cash provided by operating activities:
Depreciation	26,723	34,025
Amortization of deferred drydocking costs	1,551	1,572
Payments for dry docking	(3,364)	(950)
Amortization of financing costs	3,243	1,414
Amortization of fair value of acquired time charter	(290)	(2,655)
Loss on forward freight agreements	12,863	-
Gain on sale of vessels	-	(84,283)
Change in fair value of derivatives	(3,122)	(3,763)
Recognition and amortization of free lubricants benefit	83	(170)
Changes in operating assets and liabilities:
Accounts receivable trade	2,040	(3,902)
Insurance claims	107	(5,566)
Due from related parties	(13,460)	(272)
Inventories	(1,490)	(183)
Prepayments and advances	(1,847)	(732)
Accounts payable	(426)	(3,014)
Due to related parties	-	(86)
Accrued liabilities	5,990	4,175
Other current liabilities	3	28
Deferred revenue	103	4,804

Net Cash provided by Operating Activities	46,013	117,080

Cash Flows from Investing Activities:
Advances for vessels’ acquisitions	-	(5,466)
Additions to vessels cost	(76,220)	(441,975)
Proceeds from vessels’ sale	-	252,114
Sellers credit	3,250	-

Net Cash used in Investing Activities	(72,970)	(195,575)

Cash Flows from Financing Activities:
Advances from Baumarine Pool	315	-
Proceeds from long-term debt	579,793	300,860
Proceeds from short-term credit facility	8,837	43,400
Principal payments of long-term debt	(528,324)	(150,000)
Payment of short term credit facility	-	(68,400)
Change in restricted cash	(9,209)	(124)
Issuance of common stock	1,909	-
Cash dividends	(12,144)	(14,196)
Payment of financing costs	(2,741)	(2,364)
Net Cash provided by Financing Activities	38,436	109,176

Net increase in cash and cash equivalents	11,479	30,929
Cash and cash equivalents at beginning of period	5,184	2,537

Cash and cash equivalents at end of period	$16,663	33,466

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$10,300	23,534

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information

The accompanying unaudited condensed consolidated financial statements include the accounts of Dryships Inc. (“Dryships”) and its wholly-owned subsidiaries (collectively, the “Company”). Dryships was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands. On October 18, 2004, all of the outstanding shares of the vessel owning companies listed under 1 through 6 in the table below (collectively, the “Contributed Companies”), were contributed to the Company through Entrepreneurial Spirit Foundation (the “Foundation”), a family foundation of Vaduz, Liechtenstein.  The Company’s Chief Executive Officer, Mr. George Economou and members of his immediate family (the “Family”) control and are beneficiaries of the Foundation. The transaction described above constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests and the Contributed Companies are presented at historical cost as control of the Contributed Companies before and after the reorganization was with the Family. In February 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $251,285. On February 14, 2006, the Foundation transferred its shares of the Company to its wholly-owned subsidiary, Elios Investments Inc. (“Elios”), a corporation organized under the laws of the Republic of the Marshall Islands.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete annual financial statements. These statements and the accompanying notes should be read in conjunction with our Annual Report on Form 20-F for the year ended December  31, 2006. These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

The balance sheet as of December 31, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements.

Certain amounts in the 2006 consolidated financial statements have been reclassified to conform to the current period’s unaudited interim condensed consolidated financial statements. The reclassifications had no impact on the results of operations of the Company.

The Company’s wholly-owned subsidiaries as of June 30, 2007 are listed below:

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information-(continued):

	Ship-owning Company	Country of Incorporation	Vessel
1.	Hydrogen Shipping Company Limited (“Hydrogen”)	Malta	Mostoles (Note 4)
2.	Oxygen Shipping Company Limited (“Oxygen”)	Malta	Shibumi (sold – April 2007)
3.	Annapolis Shipping Company Limited (“Annapolis”)	Malta	Lacerta
4.	Helium Shipping Company Limited (“Helium”)	Malta	Striggla (sold – January 2007)
5.	Blueberry Shipping Company Limited (“ Blueberry “)	Malta	Panormos (sold – January 2007)
6.	Silicon Shipping Company Limited (“Silicon”)	Malta	Flecha (sold – December 2006)
7.	Lancat Shipping Company Limited (“Lancat”)	Malta	Matira
8.	Tolan Shipping Company Limited (“Tolan”)	Malta	Tonga
9.	Malvina Shipping Company Limited (“Malvina”)	Malta	Coronado
10.	Arleta Navigation Company Limited (“Arleta”)	Malta	Xanadu
11.	Selma Shipping Company Limited (“Selma”)	Malta	La Jolla
12.	Royerton Shipping Company Limited (“Royerton”)	Malta	Netadola
13.	Samsara Shipping Company Limited (“Samsara”)	Malta	Ocean Crystal
14.	Lansat Shipping Company Limited (“Lansat”)	Malta	Paragon
15.	Farat Shipping Company Limited (“Farat”)	Malta	Toro
16.	Madras Shipping Company Limited (“Madras”)	Malta	Alona (sold – June 2007)
17.	Iguana Shipping Company Limited (“Iguana”)	Malta	Iguana
18.	Borsari Shipping Company Limited (“Borsari”)	Malta	Catalina
19.	Onil Shipping Company Limited (“Onil”)	Malta	Padre
20.	Zatac Shipping Company Limited (“Zatac”)	Malta	Waikiki
21.	Fabiana Navigation Company Limited (“Fabiana”)	Malta	Alameda
22.	Fago Shipping Company Limited (“Fago”)	Malta	Lanikai (Note 4)
23.	Felicia Navigation Company Limited (“Felicia”)	Malta	Solana
24.	Karmen Shipping Company Limited (“Karmen”)	Malta	Sonoma
25.	Thelma Shipping Company Limited (“Thelma”)	Malta	Manasota
26.	Celine Shipping Company Limited (“Celine”)	Malta	Medocino
27.	Seaventure Shipping Limited (“Seaventure”)	Marshall Islands	Hille Oldendorff (sold June 2007)
28.	Tempo Marine Company Limited (“Tempo”)	Marshall Islands	Maganari
29.	Star Record Owning Company Limited (‘Star”)	Marshall Islands	Ligari
30.	Human Owning Company Limited (“Human”)	Marshall Islands	Estepona (sold – April 2007)
31.	Classical Owning Company Limited (“Classical”)	Marshall Islands	Delray (sold – May 2007)
32.	Maternal Owning Company Limited (“Maternal”)	Marshall Islands	Lanzarote
33.	Paternal Owning Company Limited (“Paternal”)	Marshall Islands	Formentera
34.	Argo Owning Company Limited (“Argo”)	Marshall Islands	Redondo
35.	Rea Owning Company Limited (“Rea”)	Marshall Islands	Ecola (ex Zella Oldendorff)
36.	Gaia Owning Company Limited (“Gaia”)	Marshall Islands	Samsara (ex Cape Venture)
37.	Kronos Owning Company Limited (“Kronos”)	Marshall Islands	Primera (ex Sea Epoch)
38.	Trojan Maritime Co. (“Trojan”)	Marshall Islands	Brisbane (ex Spring Brave)
39.	Atlas Owning Company Limited (“Atlas”)	Marshall Islands	Menorca (ex Oinoussian Legend)
40.	Dione Owning Company Limited (“Dione”)	Marshall Islands	Marbella (ex Restless)
41.	Phoebe Owning Company Limited (“Phoebe”)	Marshall Islands	Majorca (ex Maria G.O.)
42.	Uranus Owning Company Limited (“Uranus”)	Marshall Islands	Heinrich Oldendorff
43.	Roscoe Marine Ltd. (“Roscoe”)	Marshall Islands	Hull 1518A
44.	Monteagle Shipping S.A. (“Monteagle”)	Marshall Islands	Hull 1519A
45.	Platan Shipping Company Limited (“Platan”)	Malta	Daytona (sold – January 2007)
46.	Selene Owning Company Limited (“Selene”)	Marshall Islands	Bargara (ex Songa Hua)
47.	Tethys Owning Company Limited (“Tethys”)	Marshall Islands	Capitola (ex Songa Hui)
48.	Ioli Owning Company Limited (“Ioli”)	Marshall Islands	Clipper Gemini
	Other company		Activity
49.	Wealth Management Inc. (“Wealth”)	Marshall Islands	Cash Manager

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information-(continued):

The operations of the Company’s vessels are managed by Cardiff Marine Inc. (the “Manager”), a related party entity incorporated in Liberia.  Furthermore, Drybulk S.A., a related party, Liberian corporation acted as the charter and sales and purchase broker for the Company until September 30, 2006. Effective October 1, 2006 the Manager acts as the Company’s charter and sales and purchase broker.  The majority shareholding (70%) of the Manager and Drybulk S.A. is owned by the Foundation. The 30% shareholding of the Manager and Drybulk S.A. is held by Prestige Finance S.A., a Liberian corporation, which is wholly owned by the sister of the Company’s Chief Executive Officer.

During the six-month period ended June 30, 2006, one charterer (Oldendorff Carriers Gmbh),  accounted for 20% of the Company’s voyage revenues. No charterer accounted for 10% or more of the  Company’s voyage revenues for the six-month period ended June 30, 2007.

In addition, of the Company’s voyage revenues during the six-month periods ended June 30, 2006 and 2007, 24% and 17%, respectively, were derived from the participation of certain Company’s vessels in a drybulk pool.

In September 2006, the FASB issued Staff Position (FSP) AUG AIR−1, “Accounting for Planned Major Maintenance Activities.” FSP AUG AIR−1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue−in−advance method of accounting for planned major maintenance activities, but continues to permit the application of the other three alternative methods of accounting for planned major activities: direct expense, built−in overhaul, and deferral. FSP AUG AIR−1 is effective for fiscal years beginning after December 15, 2006. The Company continued applying deferral accounting method for dry−docking costs. As such, FSPAUG AIR−1 did not have significant impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements.”  The Company is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have an effect on its consolidated financial position, results of operations or cash flows.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties:

(a)
Cardiff Marine Inc.: The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed management fee of Euro 530 per day, per vessel.  In addition the Manager charges the Company with: (i) a fee of U.S. Dollars one hundred per day per vessel for compliance with section 404 of Sarbanes-Oxley Act of 2002; (ii) U.S. Dollars five hundred and fifty for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii)  chartering commission of 1.25% on all freight, hire and demurrage revenues;  (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels since October 1, 2006; and (v) a quarterly fee of $250 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission Rules and the establishment and monitoring of internal controls over financial reporting.

The management agreements concluded between the Manager and the vessel-owning companies have  an initial term of five years and will automatically be extended to successive five-year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing.

The management fees charged by the Manager for the six-month periods ended June 30, 2006 and 2007, totaled $2,954 and $4,641 respectively and are separately reflected in the accompanying consolidated statements of income. Chartering commissions charged by Drybulk S.A. for the six-month period ended June 30, 2006 and by the Manager for the six-month period ended June 30, 2007 totaled to $1,367 and $2,431, respectively, which are separately reflected as “Voyage expenses - related party” in the accompanying consolidated statements of income. The fees charged by the Manager  for the services discussed in (i) and (v) above for the six month periods ended June 30, 2006 and 2007, totaled $500 and $500, respectively, and are included in “General and administrative expenses – related party” in the accompanying consolidated statements of income. In addition, during the six month period ended June 30, 2006 and 2007, an amount of $761 and $7,080 respectively, was charged by  Drybulk S.A. and the Manager respectively, for the acquisition and sale of vessels. The amounts  that relate to vessels’ acquisitions are capitalized and are included in “Vessels, net” in the accompanying consolidated balance sheets. The amounts  that relate to vessels’ sales are included in “Gain on sale of vessels” in the accompanying consolidated statements of income.

The amounts due from the Manager as at December 31, 2006 and June 30, 2007 totaled to $3,353 and $3,625, respectively.

(b)
Lease Agreement: On October 1, 2005 and effective as of the same date, the Company entered into a rental agreement with its Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9,000  and thereafter it will be adjusted annually for inflation increases. The related rent expense for the six month periods ended June 30, 2006 and 2007 totaled $5.5 and $5.9, respectively, and is included in General and administrative expenses - related parties in the accompanying consolidated statements of income.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties-(Continued):

(c)
Consultancy Agreements: On February 3, 2005, the Company concluded two agreements with Fabiana Services S.A. (“Fabiana”) a related party entity incorporated in Marshall Islands. Fabiana is beneficially owned by the Company’s Chief Executive Officer. Under the agreements, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company. The duration of the agreements is for three years beginning February 3, 2005 and ending, unless terminated earlier on the basis of any other provisions as may be defined in the agreement, on the day before the third anniversary of such date. The Company pays Euro 1,066,600 (Euro 1,126,000 or  until November 21, 2006) per annum payable monthly on the last working day of every month in twelve installments for the services of the Chief Executive and Chief Financial Officers. The related expense for the six month periods ended June 30, 2006 and 2007 totaled $711 and $734, respectively, and is included in General and administrative expenses - related parties in the accompanying consolidated statements of income. At December 31, 2006 and June 30, 2007 an amount of $86 and $0, respectively, was payable to Fabiana.

(d)
Acquisition of vessel:  In March 2006 the Company concluded a Memorandum of Agreement with a company controlled by the Company’s Chief Executive Officer for the acquisition of the vessel Hille Oldendorff for $40,760 which was delivered to the Company in April 2006. The purchase price was partly financed by an unsecured sellers’ credit of $3,250 as provided by the Memorandum of Agreement. In October 2006, the sellers’ credit was fully settled with common stock.

(e)	Short-term credit facilities:

(i)	In December 2006, the Company borrowed an amount of $25,000 from Elios in order to partially finance the acquisition cost of vessel Redondo. The facility was fully repaid in January 2007.

(ii)
On April 5, 2007 the Company obtained a short term credit facility of $33,000 from Elios to partially finance the acquisition cost of the vessel Primera (ex Sea Epoch) (Note 4). The loan was fully repaid on April 23, 2007.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties-(Continued):

(iii)
On May 23, 2007 the Company obtained a short term credit facility of $30,000 from Elios, in addition to the amendment of the loan facility discussed in Note 8(c) below, to partially finance the acquisition cost of the vessels Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui), Ecola (ex Zella Oldendorff) and Majorca (ex Maria G.O.). The facility was fully repaid on June 15, 2007.  Interest and finance costs paid by the Company for the above facility during the six month period ended June 30, 2007 totaled $614 and is separately reflected  as “Interest and finance costs – related party” in the accompanying 2007 consolidated statement of income.

(f)	Purchase of derivatives from related parties

In order to maintain the minimum hedging ratio of the recent loan amendment (Note 8c), on June 22, 2007 the Company acquired the following existing interest rate derivatives which were valued on that date by the financial institutions which were counterparties to these agreements at an amount of $1,290 (asset), from the following two related companies:

(i) Sea Glory Navigation Ltd. which originally entered into an interest rate cap and floor agreement on November 3, 2004 for a period of seven years through November 2011, for a notional amount of $60 million.  Under the cap leg of the agreement, the interest rate is 5.34% if three-month USD LIBOR lies between 5.34% and 7%. If three-month USD LIBOR is above 7% the interest rate is three-month USD LIBOR.  Under the floor leg of the agreement, the interest rate is 2.75% if the three-month USD LIBOR is equal or less than 1.75%.

(ii) River Camel Shipping Co which originally entered into an interest rate cap and floor agreement for a period of seven years through November 2011, for a notional amount of $75 million. Under the cap leg of the agreement, the interest rate is 5.25% if three-month USD LIBOR is within the range of 5.25% and 7%. If three-month USD LIBOR exceeds 7% then the interest rate is three-month USD LIBOR.  Under the floor leg of the agreement, the interest rate is 2.75% if the three-month USD LIBOR is equal or less than 1.75%.

The transaction was completed during the third quarter of 2007 (Note 11(b)).

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	June 30, 2007
Lubricants	2,328	2,504
Victualling stores	243	250
Total	2,571	2,754

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	1,197,053	(112,129)	1,084,924
-Vessel acquisitions	455,300	-	455,300
-Vessel disposals	(193,989)	26,046	(167,943)
- Depreciation	-	(34,025)	(34,025)
Balance, June 30, 2007	1,458,364	(120,108)	1,338,256

As at June 30, 2007 the Company owned thirty-five drybulk carriers having total carrying value of $1,338,256.

During the six month period ended June 30, 2007 the following vessels were disposed:

Vessels disposals
Vessel	M.O.A. date	Delivery date	M.O.A. price	Gain on sale
Panormos	September 8, 2006	January 8, 2007	35,000	15,256
Striggla	December 18, 2006	January 22, 2007	12,120	9,184
Daytona	December 15, 2006	January 23, 2007	25,300	6,058
Estepona	February 9, 2007	April 10, 2007	36,735	7,585
Shibumi	November 20, 2006	April 12, 2007	24,600	17,813
Delray	January 16, 2007	May 8, 2007	36,735	8,173
Hille Oldendorff	March 26, 2007	June 8, 2007	50,500	12,879
Alona	March 2, 2007	June 12, 2007	39,500	7,335
		Total:	260,490	84,283

The aggregate gain resulting from the sale of the above vessels is separately reflected in the accompanying consolidated statement of income for six-months period ended June 30, 2007.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Vessels, net-(continued):

During the six month period ended June 30, 2007 the following vessels were acquired:

Vessel acquisitions
Vessel	M.O.A. date	Delivery date	Acquisition price
Samsara, (ex Cape Venture)	December 14, 2006	February 14, 2007	62,620
Primera (ex Sea Epoch)	December 15, 2006	April 11, 2007	38,380
Marbella (ex Restless)	February 27, 2007	April 27, 2007	46,460
Bargara (ex Songa Hua)	April 11, 2007	May 14, 2007	49,490
Brisbane (ex Spring Brave)	January 10, 2007	May 23, 2007	60,600
Capitola (ex Songa Hui)	April 11, 2007	June 1, 2007	49,490
Menorca (ex Oinoussian Legend)	January 18, 2007	June 7, 2007	41,410
Majorca (ex Maria G.O.)	March 26, 2007	June 11, 2007	54,035
Heinrich Oldendorff	March 23, 2007	June 11, 2007	52,815
		Total:	455,300

On June 8, 2007 the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of a second hand handymax vessel Clipper Gemini for $50,162. The vessel is expected to be delivered during the third quarter of 2007.

All Company’s vessels, having total carrying value of $1,338,256 as of June 30, 2007, have been pledged as collateral to secure the bank loans discussed in Note 8. As at June 30, 2007, three vessels were operating under a drybulk pool (Note 1) while the remaining vessels were operating under time charters, the last of which expires in December 2007.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel which has still to complete a time charter contract, it is considered that the “held for sale” criteria discussed under SFAS 144 paragraph 30, is not met until the time charter contract has been completed. As a result such vessels are not classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel which has no time charter contract to complete, it is considered that the “held for sale” criteria discussed under SFAS 144 paragraph 30 is met. As a result such vessels are classified as held for sale. No assets met these criteria to be classified as held for sale as at June 30, 2007.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.	Advances for vessels under construction and acquisitions:

During the year ended December 31, 2006 advances amounting to $27,380 were made for the vessels Ecola ($3,970), Primera ($3,800) and Samsara ($6,200) and for the Hulls 1518A and 1519A ($6,650), respectively and imputed interest ($110). During the six months ended June 30, 2007 an advance was made for the Clipper Gemini ($5,016) while the vessels Samsara and Primera were delivered, and imputed interest for the six month period was calculated ($450).

6.	Fair value of acquired time charter:

During the six-month period ended June 30, 2006, the Company acquired two dry bulk carrier vessels for an aggregate consideration of $76,110,which were under existing time charter contracts which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of each of the above vessels evaluated the charter contracts assumed and recognized an asset of $5,517, representing the excess of the present value of the charters assumed over the then fair value of such charters at current market rates.

During the six-month period ended June 30, 2007, the Company acquired one dry bulk carrier vessel for $49,000, which was under an existing bareboat time charter contract which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of the above vessel evaluated the charter contracts assumed and recognized a liability of $ 3,325, representing the excess of the then fair value of such charters at current market rates over the then excess of the present value of the charters assumed.

These amounts are amortized on a straight-line basis to the end of the charter period. As of December 31, 2006 and June 30, 2007, the unamortized balance of the fair value of below market acquired time charters in the accompanying consolidated balance sheets amounted to $5,553 and $3,454, respectively. As of December 31, 2006 and June 30, 2007, the unamortized balance of the fair value of above market acquired time charters in the accompanying consolidated balance sheets amounted to $ 1,335 and $0, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Deferred Charges, net:

The amounts in the accompanying consolidated balance sheet represent drydocking costs and are analyzed as follows:

	June 30, 2006	June 30, 2007
Balance, begining of the period	3,781	6,200
- Additions	3,364	950
- Amortization	(1,551)	(1,572)
- Write-off due to sale of vessels	-	(1,351)
Balance, end of period	5,594	4,227

During first half of 2007, vessels Mendocino, Alona and Matira underwent their drydocking at a total cost of $950.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-term Debt, net of deferred financing fees:

The amount of long-term debt, obtained from HSH Nordbank, shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2006	June 30, 2007
Term loan	661,586	812,445
Less related deferred financing costs	(2,844)	(3,793)
Total	658,742	808,652
Less: Current portion	(71,412)	(81,118)
Long-term portion	587,330	727,534

(a)
In March 2006 the Company concluded an agreement to borrow an amount of up to $628,750 and in November 2006 entered into a supplemental agreement to the loan concluded in March 2006 to increase the line of credit to $711,093. The purpose of the loans was to refinance prior indebtedness, to partially finance the acquisition cost of eight vessels acquired during the year ended December 31, 2006 and to provide the Company with working capital. On May 23, 2007 the Company amended the loan to increase the amount available under the loan by up to $ 181,000 and to include a re-borrowing option for mandatory repayment due to sale of vessels of up to $200,000 in order to partly finance the acquisition cost of the second hand vessels Samsara (ex Cape Venture), Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui) and Ecola (ex Zella Oldendorff), Majorca (ex Maria G.O.) Heinrich Oldendorff and any additional vessels. The loan bears interest at LIBOR plus a margin. The interest rate, including the margin, at December 31, 2006 was 6.35% for $550,154 and 7.78% for $111,432 and at June 30, 2007 was 6.32% for $677,129 and 7.75% for $135,316. The outstanding balance of $812,445 (gross of unamortized deferred financing fees of $3,793 at June 30, 2007) is repayable in thirty six variable consecutive quarterly installments commencing in August, 2007 and through May 2016 plus a balloon payment of $156,868 payable together with the last installment.

(b)
On February 13, 2007, the Company borrowed an amount of $43,400 in order to partly finance the acquisition cost of vessel Samsara (ex Cape Venture) (Note 5). The loan bears interest at LIBOR plus a margin and was repaid in one installment on May 29, 2007.

(c)
On April 19, 2007 the Company concluded a bridge facility of up to $ 181,000 in order to partly finance the acquisition cost of the second hand vessels Primera (ex Sea Epoch), Menorca (ex Oinoussian Legend), Marbella (ex Restless), Brisbane (ex Spring Brave), Capitola (ex Songa Hui) and Bargara (ex Songa Hua). The loan bears interest at LIBOR plus a margin and was repaid in one single installment on May 29, 2007.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-term Debt, net of deferred financing fees-(Continued):

As of June 30, 2007 the unutilized line of credit totaled $2,915 and the Company is required to pay quarterly commitment fee of 0.25% per annum of the unutilized portion of the term loan and 0.25% of the unutilized portion of the reborrowing option. Furthermore, the Company is required to pay a draw-down fee of 0.075% on each drawdown amount under the reborrowing option.

The principal payments required to be made after June 30, 2007, for the loans discussed above are the follows:

Year ending June 30,
2008	$81,938
2009	81,330
2010	75,385
2011	75,385
2012	75,385
2013 and there after	423,022
812,445
Less-Financing fees	(3,793)
$808,652

Total interest incurred on long-term debt for the six month periods ended June 30, 2006 and 2007 amounted to $16,360 and $22,929, respectively. Of the six month period ended June 30, 2007 amount, $450 was capitalized as part of the vessel cost for advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the accompanying consolidated statements of income.

In terms of the loan agreement the Company is required to hold bank deposits which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayments and are shown as restricted cash. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements.  The Company is in compliance with all the debt covenants.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Derivatives:

(a)
Interest rate cap and floor agreements:  As of December 31, 2006 and June 30, 2007, the Company had outstanding six interest rate cap and floor agreements concluded in May 2005. The fair value of these six interest rate cap and floor agreements equates to the amount that would be received or paid by the Company if the agreements were cancelled. Such fair value at December 31, 2006 and June 30, 2007, was an asset of $946 and $2,123, respectively, and is included in Financial Instruments in the accompanying consolidated balance sheets. For the six month period ended June 30, 2006 a loss of $3,380 and for the six month period ended June 30, 2007 a gain of $1,177 is included in Other, net in the accompanying consolidated statements of income.

(b)
Foreign exchange transactions: In January 2006, the Company engaged in a total of 12 foreign currency call options, maturing in monthly intervals from February 2006 to January 2007, under one foreign exchange transaction involving the US dollar against the Euro. As of December 31, 2006 the Company had one open foreign currency call option which matured in January 2007. The strike rate under this option is 1.21 U.S. dollars per Euro, for an amount of Euro 200,000.

In January 2006, the Company engaged in a total of 12 forward foreign exchange contracts, maturing in monthly intervals from February 2006 to January 2007.  As of December 31, 2006 the Company had one open forward foreign exchange contract which matured in January 2007. The forward rate was 1.2320 U.S. Dollars per Euro for an amount of Euro 200,000.

As of December 31, 2006, the fair market values of the open foreign currency call option and open forward foreign exchange contract discussed above were $22 and $17, respectively. For the six month period ended June 30, 2006 and 2007 a gain of $51 and $31, respectively, has been included in General and administrative expenses in the accompanying statements of income. In addition, other expenses of $89, representing the premium paid by the Company for the conclusion of the foreign currency call options discussed above, has been also included in General and administrative expenses in the accompanying statement of income for the six month period ended June 30, 2006.

(c)
Forward freight agreements:  During the year ended December 31, 2006, the Company entered into seventeen forward freight agreements (“FFAs”) with the objective to utilize them as economic hedging instruments in order to reduce its exposure to market price fluctuations with respect to its fleet. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings.  During the six months period ended June 30, 2006, the loss on FFAs amounted to $12,863.  As of December 31, 2006 the fair value of the FFAs resulted in a liability of $2,625. As of June 30, 2007, no FFAs remain open.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.	Restatement of Unaudited Interim Consolidated Financial Statements for the period ended June 30, 2006:

Subsequent to the issuance of the Unaudited Interim Consolidated Financial Statements for the period ended June 30, 2006, the Company’s management determined that these financial statements were misstated for the items listed below.  As a result  the Interim Consolidated Financial Statements for the period ended June 30, 2006 have been restated to correct these misstatements.

•
The restatement to the Statement of Income for the period ended June 30, 2006, relates to the inclusion of the loss on forward freight agreements of $12,863, which was previously shown directly in equity as it was considered to meet the hedge accounting criteria according to Statement of Financial Accounting Standards (“SFAS No. 133”), “Accounting for Derivative Instruments and Hedging Activities”.  This was corrected in the Statement of Income for the nine month period ended September 30, 2006.

•	A vessel acquired in March 2006 was not correctly recorded at cost. This was corrected in the Statement of Stockholders’ equity for the nine month period ended September 30, 2006.

The effects of the forgoing matters on the Company’s Unaudited Interim Consolidated Financial Statements for the period ended June 30, 2006 are presented below:

	As previously reported	As restated
Statement of Income	For the Period Ended June 30, 2006

Loss on forward freight agreements	-	12,863

Operating income	47,472	34,609

Net income	30,169	17,306

Earnings per common share	0.99	0.57

Statement of stockholders’ equity	As of June 30, 2006

Net unrealized loss on derivatives	12,863	-

Incorrect recording of vessel cost	(3,831)	-

Additional paid in capital	262,676	266,507

Total stockholders’ equity as of June 30, 2006	353,648	357,479

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.	Subsequent Events:

a)
Declaration of dividends:  On July 3, 2007, the Company declared dividends amounting to $7,098 or $0.20 per share to the stockholders of record as of July 16, 2007.  The dividends were paid on July 31, 2007.

b)
Interest rate derivatives:  On June 22, 2007, the Company agreed that the two interest rate derivatives with counterparties, Sea Glory Navigation Ltd and River Camel Shipping Co. (both related parties), be acquired by Dryships Inc at a valuation of $ 1.29 million. This transaction was completed on August 6, 2007,  (Note 2(f)).

c)
Vessel deliveries: On July 3 and 27, 2007, under Memoranda of Agreement concluded in March 2007, the vessels Mostoles and Lanikai were delivered to their new owners. The carrying value of the vessels Mostoles and Lanikai as at June 30, 2007, amounted to $2,084 and $15,589 respectively. The resulting gain from the sale of the above vessels is $ 19,643 and will be included in the Company’s consolidated statement of income for the nine month period ending September 30, 2007.

On August 29, 2007, under a Memorandum of Agreement concluded in March 2007, the Company took delivery of the vessel Ecola (ex Heinrich Oldendorff).

d)
Vessel disposals: On August 7, 2007 the Company concluded a Memorandum of Agreement for the disposal of the vessel Formentera to unaffiliated third party for $63,000 with expected delivery date in the fourth quarter of 2007. The vessel aggregate carrying value at June 30, 2007, amounted to $31,111. The resulting gain from the sale of the above vessel will be approximately $31,000 and will be included in the Company’s consolidated statement of income for the year ending December 31, 2007.

e)
Vessel acquisitions: On July 13, 26,  August 6, 8 and 15, 2007 the Company concluded five Memoranda of Agreement for the acquisition of the vessels Athina Zafirakis, Nord Mercury, Shinyo Brilliance, VOC Galaxy and Trans Atlantic for a price of  $67,175, $69,500, $75,000, $55,500 and $71,000 respectively. The vessels are expected to be delivered during the fourth quarter of 2007 and first quarter of 2008.

f)	Hulls acquisitions:

i)  On July 27, 2007 the Company concluded a Memorandum of Agreement for the acquisition of a 180,000 dwt Capesize drybulk carrier for a price of $114,000. The vessel is expected to be delivered during 2009.

ii) On July 30, 2007 the Company concluded two Memoranda of Agreement for the acquisition of two 180,000 dwt Capesize drybulk carriers for a price of $105,500 each. The vessels are expected to be delivered in the last quarter of 2009 and the first quarter of  2010.

iii) On July 31, 2007 the Company concluded two Memoranda of Agreement for the acquisition of two 82,000 dwt Kamsarmax drybulk carriers for a price of $54,250 each. The vessels are expected to be delivered during 2010.

The delivery of all the above vessels from the sellers to buyers (the Company) shall be "back to back" with the delivery of the vessels to the sellers by the builder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: September 12, 2007	By:	/s/George Economou
George Economou
Chief Executive Officer and Interim
Chief Financial Officer

SK 23113 0002 803346